January 18, 2008

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance

Re:	Intelligroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 29, 2007
File No. 0-20943

Dear Ms. Blye:

     This letter is submitted on behalf of Intelligroup, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated December 21, 2007 (the “Comment Letter”).

     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

General

1.	We note the references on page 4 and page 41 of the 10-K to your services in the Middle East. Please advise us whether you have operations in, or contacts with, Iran or Syria. Please also advise us whether you have operations in, or contacts with, Sudan, a country historically identified as part of the Middle East. Each of these countries has been designated by the U. S. State Department as a state sponsor of terrorism, and is subject to U. S. economic sanctions. Please describe for us the extent and nature of any past, current, and anticipate contacts with Iran, Sudan and Syria, whether through direct or indirect arrangements.

Response:

The Company confirms that it does not have any operations in, or contacts with Iran, Sudan or Syria. The Company confirms that it has not had, does not have and does not anticipate having any contacts with Iran, Sudan and Syria, whether through direct or indirect arrangements.

2.	Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address the materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each country, and the number of employees, if any, you have in that country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a country’s reputation and share value.

Response:

The Company confirms that it does not have any contacts with Iran, Sudan or Syria.

     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (732) 590-1600.

Sincerely,

/s/ Vikram Gulati
Chief Executive Officer and President

cc:	Barbara Jacobs, Assistant Director
Division of Corporation Finance